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                    [SPEER COMMUNICATIONS, LTD. LETTERHEAD]

Delivered March 6, 1998
March 5, 1998

Mr. Willem Huisman
President and Chief Executive Officer
Precision Systems, Inc.
11800 30th Court North
St. Petersburg, Florida  33716

Dear Mr. Huisman:

         This letter sets forth a proposal by Speer Communications Limited Partnership and Speer Virtual Media Limited Partnership ("Speer") with respect to an exchange transaction (the "Exchange") among the Speer and certain of their affiliates and Precision Systems, Inc. ("PSI") involving the exchange of certain assets, cash and securities held by Speer (the "Speer Assets") for shares of common stock, par value $.01 per share ("Common Stock") of PSI and a recapitalization of PSI (the Recapitalization") as hereinafter set forth.

         1. STRUCTURE OF THE EXCHANGE. In the Exchange, Speer would cause certain assets and stock held by Speer and its controlled limited partnerships to be contributed to PSI together with $15 million in cash. The assets to be transferred are substantially all of the assets held as of the date hereof by Speer and its subsidiary entities, including the tangible and intangible assets relating to Speer's digital storage operations, uplinking and broadcasting assets (exclusive of assets owned by WNAB Limited Partnership and WNAB Channel 58 Nashville, Inc.), digital production and post-production facilities and studios, its enhanced services business and the facility and related fixed assets of Speer located in Nashville, Tennessee. In addition, all of the outstanding capital stock of Professional Video Services, Inc. ("PVS"), and certain real estate and improvements thereon located in Nashville, Tennessee would be transferred by Speer to PSI in the Exchange. A detailed schedule of the assets of the Speer entities to be transferred in the Exchange will be provided upon PSI's request.

         The Speer Assets would be transferred to PSI free of any liens or encumbrances. No liabilities of Speer (other than liabilities of PVS owed to non-affiliates of Speer) would be assumed by PSI. The Speer Assets would not include the stock of MOR Music TV Inc. ("MOR") owned by Speer or any assets held by Speer Communications Holdings I Limited Partnership ("Holdings"). PSI would agree to lease space in the Speer facilities in Nashville, Tennessee to both MOR and Holdings and to provide certain

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Mr. Willem Huisman
March 5, 1998
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services to WNAB Channel 58 Nashville, Inc., an affiliate of Holdings and the operator of a broadcast television station on terms to be mutually agreed upon by the parties.

         In addition, Speer is currently in negotiations to acquire ownership interests in several entities with operations that are complementary to those of Speer. The purchase of such interests may be preceded by Speer or one of its affiliates making bridge loans to the target entities in exchange for the right to acquire a significant equity position in such entity. Should Speer proceed with any such transaction (a "Subsequent Transaction"), it would seek to include the equity rights and debt instruments relating to such investments as part of the Speer Assets.

         2. CONSIDERATION FOR THE EXCHANGE. In consideration of the transfer of the Speer Assets, PSI would issue 100 million shares of Common Stock to Speer. The number of shares of Common Stock to be issued in the Exchange would be subject to adjustment in the event that Speer enters into a Subsequent Transaction and PSI and Speer agree to include the Subsequent Transaction in the Speer Assets. In such a case the parties shall endeavor to agree upon a value for the Subsequent Transaction and fix the number of shares of Common Stock to be issued in exchange therefore at a price of $1.00 per share (the "Exchange Price").

         3. THE RECAPITALIZATION. Simultaneous with and conditioned upon the closing of the Exchange, RMS Limited Partnership ("RMS") would agree to convert all of the issued and outstanding PSI Series A Preferred Stock and Series B Preferred Stock held by it into shares of Common Stock and convert the outstanding principal and accrued interest on the promissory note dated September 30, 1997 (the "Note") into shares of Common Stock at a price per share equal to the Exchange Price. The Series A and Series B Preferred Stock shall be converted into that number of shares of Common Stock realized by dividing the sum of the aggregate liquidation preference for such shares plus the accumulated and unpaid dividends on such shares and any interest on the accumulated and unpaid dividends as of the closing date divided by the Exchange Price. The Note shall be converted into the number of shares of Common Stock realized by dividing the principal balance and accrued interest on the Note as of the closing date by the Exchange Price. As a condition to the closing of the Exchange, PSI shall have caused all of the holders of Series B Preferred Stock other than RMS and the holders of promissory notes dated September 30, 1997 in the aggregate principal amount of $4 million to convert such securities and obligations into shares of Common Stock at a conversion price that is not less than the Exchange Price.

         4. MANAGEMENT, BOARD REPRESENTATION AND OTHER MATTERS. In connection with the closing of the Exchange, the Board of Directors of PSI would be expanded from six members to nine. The PSI Board would agree to nominate for

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Mr. Willem Huisman
March 5, 1998
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election at the shareholders meeting at which the Exchange would be considered three nominees of Speer to fill such vacancies. Speer would expect that the current members of the Board of PSI would continue to serve on the Board of Directors following the consummation of the transactions. PSI would cause to be hired as employees of PSI all employees of Speer and provide such employees with benefits comparable to those available to PSI employees based upon each employee's tenure with Speer. The Board of Directors of PSI would name a nominee of Speer to be President and Chief Executive Officer of PSI. The parties would seek to reach agreement on the composition of the remaining senior executive positions of PSI.

         5. FEDERAL INCOME TAX CONSEQUENCES. The consummation of the Exchange and the Recapitalization will be conditioned upon such transactions qualifying as a tax free transactions pursuant to Section 351 and 368(a)(1)(E) of the Internal Revenue Code pursuant to which Speer must own or control not less than 80% of the voting equity of PSI following the consummation of the Exchange and the Recapitalization.

         6. CONDITIONS TO THE TRANSACTION. The consummation of the Exchange and the Recapitalization would be subject to the satisfaction of a number of conditions customarily contained in transactions of this type, including, among others, (i) obtaining approval from PSI's Board of Directors (or a special committee), (ii) obtaining requisite shareholder and regulatory approvals (including expiration of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable), (iii) obtaining all required opinions (including fairness opinions), consents and approvals is required under various corporate agreements and applicable law, (iv) the non-occurrence of any material adverse change in the business or financial condition of either Speer or PSI, and (v) the completion, to their satisfaction, of Speer's and PSI's due diligence review.

         7. DEFINITIVE DOCUMENTATION. This letter constitutes a proposal with respect to the Exchange and the Recapitalization, but does not contain all matters upon which agreement must be reached in order for the Exchange and the Recapitalization to be consummated. The proposed terms contained herein do not constitute any agreement, arrangement or understanding with regard to the subject matter hereof or otherwise with respect to the equity securities of PSI and no such agreement, arrangement or understanding will exist until the matters set forth herein have been approved by the Board of Directors of PSI for purposes of Section 203 of the Delaware General Corporation Law and definitive agreements have been negotiated and agreed to by the parties.

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Mr. Willem Huisman
March 5, 1998
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         8.      PRESS RELEASES.  Speer would expect that, except as may be required by law, none of the parties will issue any written press release concerning the transactions contemplated hereby without the prior written consent of the other party. If required by law to issue such a release, the party issuing such release will permit the other party to review such release in advance. Speer will file a copy of this letter in connection with an amendment to its Form 13D on file with the Securities and Exchange Commission.

         9. INVESTIGATION. During the pendency of negotiations, PSI, its representatives, agents, attorneys and accountants will be permitted to conduct a customary due diligence investigation of the business, operations and assets of Speer, and in connection with such investigation will have reasonable access during regular business hours and with prior notice to Speer to the properties, files, books and records of Speer and the right to consult with management personnel of Speer. Prior to initiating such a review, PSI would execute in favor of the Speer a confidentiality agreement in form and substance satisfactory to Speer.

         10. WITHDRAWAL OF PROPOSAL. The proposal contained herein can be withdrawn by Speer at any time prior to the execution of definitive agreements.

                                  Very truly yours,

                                  Speer Communications Limited Partnership


                                  By:   /s/ ROY SPEER
                                     -------------------------------------
                                          Name: Roy Speer
                                          Title:  Chairman

                                  Speer Virtual Media Limited Partnership


                                  By:   /s/ ROY SPEER
                                     -------------------------------------
                                          Name: Roy Speer
                                          Title:  Chairman